Contact

www.linkedin.com/in/ted-thomas-3a649611b (LinkedIn)
www.paladinpower.com/ (Company)

Ted Thomas

President & CEO at Paladin Power Inc
Los Angeles Metropolitan Area

Summary

Mr. Thomas has been manufacturing and integrating energy storage systems for the past 11 years. Prior to this, Mr. Thomas was engaged in Real Estate finance and development, small wind power manufacturing and distribution. Mr. Thomas is one of the Pioneers for energy storage before it became a main stream necessity for homes and businesses, and is an expert in sizing, configuration both residential and commercial, on grid and off grid systems, and demand control system analysis and configuration. Mr. Thomas is a Navy Veteran, Speaks Mandarin Chinese, an Inventor and Author.

Experience

Paladin Power Inc
President & CEO
May 2016 - Present (7 years 11 months)
Southern California

Paladin Power is a breakthrough in Energy Storage for mobile and stationary applications. Both energy density and unique way of connecting batteries with no wires, lugging or crimping is sure to revolutionize the way batteries are connected and integrated. More energy, less space.

Education

Chapman College, Northwest School of Law, Oak Harbor, WA